PAYMENT OF UNSCHEDULED PREMIUM BENEFIT

Total Disability Benefit - Under this rider we will pay the unscheduled premiums described below into the contract for you on the scheduled premium due dates while the Insured remains totally disabled. But this is subject to all the provisions of this benefit and of the rest of this contract.

Disability Defined - When we use the words disability and disabled in this benefit we mean total disability and totally disabled. Here is how we define them: (1) until the Insured has stayed disabled for two years, we mean that he or she cannot, due to sickness or injury, do any of the duties of his or her regular occupation; but (2) after the Insured has stayed disabled for two years, we mean that he or she cannot, due to sickness or injury, do any gainful work for which he or she is reasonably fitted by education, training, or experience.

Except for what we state in the next sentence, we will at no time regard an Insured as disabled who is doing gainful work for which he or she is reasonably fitted by education, training, ex experience. We will regard an Insured as disabled, even if working or able to work, if he or she incurs, during a period in which premiums are eligible to be paid by us as we describe below, one of the following: (1) permanent and complete blindness of both eyes; or (2) physical severance of both hands at or above the wrists or both feet at or above the ankles; or (3) physical severance of one hand at or above the wrist and one foot at or above the ankle.

Conditions

1.The Insured must become disabled while this contract is in force and not in default past its days of grace.
2.The Insured must become disabled after the first contract year. If the insured's issue age is less than 5, the Insured must become disabled on or after the first contract anniversary following his or her 5th birthday.
3.The Insured must become disabled before the first contract anniversary following his or her 65th birthday.
4.The Insured must stay disabled for a period of at least 6 months while living.

Unscheduled Premiums Eligible To Be Paid By Us - If the Insured becomes disabled as described above, we will pay an unscheduled premium on each scheduled premium due date that occurs while the Insured remains disabled and prior to the first contract anniversary following his or her 65th birthday. In determining whether a due date occurs we will use the scheduled premium frequency in effect when the Insured becomes disabled. The total amount of unscheduled premiums we will pay in a contract year (the annual benefit amount) is described below.

The amount of each unscheduled premium we pay will depend on the frequency with which scheduled premiums are due. If the scheduled premiums are due annually, each unscheduled premium we pay will equal the benefit amount. If the scheduled premiums are due other than annually, each unscheduled premium payment will be correspondingly smaller. ·

Annual Benefit Amount - If the Insured becomes disabled during the first contract year, the annual benefit amount for that period of disability is zero.

If the Insured becomes disabled during the second contract year, the annual benefit amount for that period of disability is equal to the smaller of: (1) the maximum annual benefit amount shown for this benefit in the contract data pages, and (2) the amount in the premium account (the premium account is described elsewhere in this contract) at the start of the second contract year.

If the insured becomes disabled after the second contract year, the annual benefit amount for a period of disability will be the amount determined at the start of the contract year in which the Insured becomes disabled. It is equal to the smallest of: (1) the maximum annual benefit amount shown in the contract data pages, (2) the amount in the premium account divided by the number of whole years from the contract date, and (3) the annual benefit amount for the preceding contract year. The benefit amount may decrease only on a contract anniversary. It will never increase.

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If the annual benefit amount determined at the start of the second contract year is less than $ 50, we will consider it to be zero. If any subsequent benefit amount is less than one-half of the benefit amount determined at the start of the second contract year, we will consider it to be zero.

Exceptions - We will not pay any unscheduled premiums if the Insured becomes disabled from: (1) an injury he causes to himself, or she causes to herself, on purpose; or (2) sickness or injury due to service on or after the contract date in the armed forces of any country(ies) at war. The word war means declared or undeclared war and includes resistance to armed aggression.

Successive Disabilities - Here is what happens if the Insured becomes disabled (even in the first contract year), then gets well, and then becomes disabled again. In this case, we will not apply the six-month period that would otherwise be required by Condition (4) and will consider the second period of disability to be pan of the first period unless: (1) the Insured has done gainful work, for which he or she is reasonably fitted, for at least six months between the periods; or (2) the Insured became disabled the second time from an entirely different cause.

If we do not apply the six-month period required by Condition (4), we also will not count the days when there was no disability as part of the two year period when disability means the Insured cannot do any of the duties of his or her regular occupation.

Notice and Proof of Claim - Notice and proof of any claim must be given to us, if possible, while the Insured is living and disabled. We may also require proof at reasonable times that the Insured is still disabled. After he or she has been disabled for two years, we will not ask for proof of continued disability more than once a year. As a pan of any proof, we have the right to require that the Insured be examined at our expense by doctors of our choice.

When We Will Stop Paying Eligible Unscheduled Premiums - We will stop paying unscheduled premiums that we would otherwise pay if: (1) we ask for proof that the Insured is disabled and we do not receive it; or (2) we require that the Insured be examined and he or she fails to do so.

Charges - The monthly deduction from the contract fund for this benefit during any contract year will be the annual benefit amount for that contract year times the monthly rate. The monthly rate is shown in the contract data pages. Monthly deductions begin on the first contract anniversary.

Additional Unscheduled Premiums During Disability - You may make additional unscheduled premium payments as provided in the Unscheduled Premiums section of the contract even when we are paying unscheduled premiums under this benefit. These unscheduled premiums will not change the benefit amount during that period of disability.

Reinstatement of Benefit - If the conditions for reinstating this contract are met, this benefit may also be reinstated. To reinstate the full benefit, we must be paid an amount sufficient to restore the premium account to what it would have been had the contract not lapsed.

Termination - This benefit will end on the earliest of:
1.the end of the last day of grace if the contract is in default; it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;
2.the end of the day before the first contract anniversary following the Insured's 65th birthday;
3.the date the contract is surrendered under its Cash Value Option, if it has one;
4.the contract anniversary on which the annual benefit amount is deemed to be zero, as described under Annual Benefit Amount; and
5.the date the contract ends for any other reason.

Cancellation of Rider - If you ask us in writing, we will cancel this rider as of the date of your request. Rider attached to and made a part of this contract on the Contract Date.
Rider attached to and made a part of this contract

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The Prudential Insurance Company of America,

By: /s/ Dorothy K. Light

Secretary

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